United States securities and exchange commission logo





                            January 30, 2024

       Kirsten Spears
       Chief Financial Officer
       Broadcom Inc.
       3421 Hillview Ave
       Palo Alto, CA 94304

                                                        Re: Broadcom Inc.
                                                            Form 10-K
                                                            Filed December 14,
2023
                                                            Form 8-K
                                                            Filed December 7,
2023
                                                            File No 001-38449

       Dear Kirsten Spears:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed December 7, 2023

       Exhibit 99.1, page 1

   1. We note you present the non-GAAP financial measures, Adjusted EBITDA and Adjusted
                                                        EBITDA Margin, but do
not present the most directly comparable GAAP measures, Net
                                                        Income and Net Income
Margin, with equal or greater prominence. We also note you
                                                        present Non-GAAP
diluted EPS before you present the most directly comparable GAAP measure, GAAP diluted
EPS. For each non-GAAP financial measure you present, please revise future filings
to present the most directly comparable GAAP measure with equal or greater prominence as
required by Item 10(e)(1)(i)(A) of Regulation S-K and Question
                                                        102.10 of the Division
of Corporation Finance   s Compliance & Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures.
 Kirsten Spears
Broadcom Inc.
January 30, 2024
Page 2


2. We note your non-GAAP reconciliations of Adjusted EBITDA begin with Net Income on a non-GAAP basis rather than with the most directly comparable GAAP measure, Net
         Income. For each Non-GAAP reconciliation you present, please revise future filings to begin the reconciliation with the appropriate and most directly comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.10(b)
         and 103.02 of the Division of Corporation Finance   s Compliance &
Disclosure
         Interpretations on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Stertzel at 202-551-3723 or Anne McConnell at 202-551-3709 with any questions.



FirstName LastNameKirsten Spears                           Sincerely,
Comapany NameBroadcom Inc.
                                                           Division of
Corporation Finance
January 30, 2024 Page 2                                    Office of
Manufacturing
FirstName LastName